UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  MONROC, INC.
                                ----------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         -----------------------------
                         (Title of Class of Securities)

                                 610242-10-9
                                 ------------
                                (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  June 5, 1998
                                ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 11

CUSIP NO. 610242-10-9            SCHEDULE 13D                     Page 2 of 11

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 1.  NAME OF REPORTING PERSON                                     BCCP I, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3235684
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   0.0%

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14.  TYPE OF REPORTING PERSON                                               PN

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** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 610242-10-9            SCHEDULE 13D                     Page 3 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        BUILDING AND CONSTRUCTION
                                                     CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3213369
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 0.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 610242-10-9            SCHEDULE 13D                     Page 4 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 0.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 610242-10-9            SCHEDULE 13D                     Page 5 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 0.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 610242-10-9            SCHEDULE 13D                     Page 6 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 0.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 610242-10-9            SCHEDULE 13D                     Page 7 of 11

This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on February 5, 1998 by BCCP I, L.P., a California limited partnership ("BCCP I"), Building and Construction Capital Partners, L.P., a California limited partnership ("BCCP"), Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively, the "Reporting Persons"). This Amendment No. 2 is being filed to reflect the cancellation of the Reporting Persons' Common Stock into and its conversion into the right to receive $10.771 per share without interest thereon (the "Merger Consideration"), pursuant to the terms of the Merger Agreement described in the Schedule 13D. In addition, pursuant to the Merger Agreement and a Warrant Cancellation and Payment Agreement dated June 5, 1998 (the "Warrant Agreement") by and between Issuer and BCCP I, L.P. (attached as Exhibit B), a warrant of the Company held by the Reporting Persons (the "Warrant") was cancelled and a cash payment in the amount of $6,781,500 was paid to the Reporting Persons (the "Warrant Consideration").

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a),(b) According to information furnished to the Reporting Persons by the Issuer, there were 6,014,200 shares of Common Stock issued and outstanding as of January 31, 1998 (including the 1,500,000 shares that would be acquired pursuant to exercise of the Warrant). Based on such information and after taking into account the Merger and Warrant Considerations, as of June 5, 1998 Reporting Persons report no beneficial ownership of any of the shares of Common Stock, which represents 0.0% of the Issuer's outstanding Common Stock.

(c) There have been no purchases or sales of the Common Stock in the past 60 days. On June 5, 1998, the 3,721,577 shares of Common Stock beneficially owned by the Reporting Persons were cancelled pursuant to the Merger and Warrant Agreements.

(d)  Not applicable.

(e) As of June 5, 1998, the Reporting Persons are no longer beneficial holders of any of the Common Stock.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.

Exhibit B   Warrant Cancellation and Payment Agreement dated June 5, 1998, by and between Monroc, Inc. and BCCP I, L.P.

CUSIP NO. 610242-10-9            SCHEDULE 13D                     Page 8 of 11

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 1998

RICHARD C. BLUM & ASSOCIATES, L.P.    RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director                     Managing Director, General Counsel
    and General Counsel                   and Secretary


BCCP I, L.P

By  Building and Construction Capital Partners, L.P.
    its General Partner

    By  Richard C. Blum & Associates, L.P., its General Partner


        By  /s/ Murray A. Indick
            -------------------------------
            Murray A. Indick
            Managing Director and General Counsel

BUILDING AND CONSTRUCTION CAPITAL PARTNERS, L.P.

By  Richard C. Blum & Associates, L.P., its General Partner


     By  /s/ Murray A. Indick
         -------------------------------
         Murray A. Indick
         Managing Director and General Counsel



By  /s/ Murray A. Indick
    -------------------------------------
    RICHARD C. BLUM
    By  Murray A. Indick, Attorney-in-Fact


CUSIP NO. 610242-10-9            SCHEDULE 13D                    Page 9 of 11

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  June 16, 1998

RICHARD C. BLUM & ASSOCIATES, L.P.    RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director                     Managing Director, General Counsel
    and General Counsel                   and Secretary


BCCP I, L.P

By  Building and Construction Capital Partners, L.P.
    its General Partner

    By  Richard C. Blum & Associates, L.P., its General Partner


        By  /s/ Murray A. Indick
            -------------------------------
            Murray A. Indick
            Managing Director and General Counsel

BUILDING AND CONSTRUCTION CAPITAL PARTNERS, L.P.

By  Richard C. Blum & Associates, L.P., its General Partner


     By  /s/ Murray A. Indick
         -------------------------------
         Murray A. Indick
         Managing Director and General Counsel



By  /s/ Murray A. Indick
    -------------------------------------
    RICHARD C. BLUM
    By  Murray A. Indick, Attorney-in-Fact

CUSIP NO. 610242-10-9            SCHEDULE 13D                    Page 10 of 11

                                   Exhibit B


WARRANT CANCELLATION AND PAYMENT AGREEMENT

This Warrant Cancellation and Payment Agreement (the "Agreement") is dated as of June 5, 1998 by and between Monroc, Inc., a Delaware corporation (the "Company"), and BCCP I, L.P. (the "Warrant Holder").

RECITALS

A. On December 28, 1995, the Company granted to the Warrant Holder a warrant to purchase up to 1,500,000 shares of the Company's common stock, $.01 par value per share, at an exercise price per share of $6.25, which warrant remains exercisable by the Warrant Holder as of the date of this Agreement (the "Warrant").

B. The Company has entered into an Amended and Restated Agreement and Plan of Merger dated January 29, 1998 and amended and restated as of March 4, 1998 (the "Merger Agreement") with U.S. Aggregates, Inc., a Delaware corporation ("USAI"), and Western Acquisition, Inc., a Delaware corporation and a subsidiary of USAI ("Sub"), providing for the merger of Sub with and into the Company with the Company continuing as the surviving corporation and a subsidiary of USAI (the "Merger").

C. Section 2.2 of the Merger Agreement provides that, immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger, each outstanding warrant of the Company, whether or not such warrant is then exercisable, shall be cancelled and each holder of a cancelled warrant shall be entitled to receive from the Company, as consideration for cancellation and settlement of such warrant, a cash payment equal to the aggregate number of shares subject to the warrant multiplied by the difference between $10.771 and the exercise price of the warrant, less any applicable tax withholdings (the "Warrant Consideration").

D. USAI has been specifically advised of the intention of the Company and Warrant Holder to enter into this Agreement and to perform their obligations hereunder.

E. On June 5, 1998 the shareholders of the Company approved the Merger Agreement and the transactions contemplated thereby at a duly called special meeting of the Company's shareholders.

F. The Company and the Warrant Holder desire herein to provide for the cancellation of the Warrant and payment of the Warrant Consideration to the Warrant Holder as provided by the Merger Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

CUSIP NO. 610242-10-9            SCHEDULE 13D                    Page 11 of 11

1. Cancellation of the Warrant; Payment of Consideration to Warrant Holder. The Warrant granted to the Warrant Holder is hereby cancelled as of the date of this Agreement. As consideration for cancellation of such Warrant, the Company shall pay to the Warrant Holder the Warrant Consideration of $6,781,500 in immediately available funds.

2. Release of Claims. Each of the Warrant Holder and the Company, as to each other, do hereby release, cancel and waive, for itself and its successors, assigns, agents and representatives any and all rights, claims, causes of action, damages, and expenses that either the Warrant Holder now has or may have had against the Company or any of its predecessors or affiliates, arising out of or relating in any manner whatsoever to the Warrant, or the Company now has or may have had against the Warrant Holder or any of its predecessors or affiliates, arising out of or relating in any manner whatsoever to the Warrant.

3. Miscellaneous. This Agreement shall be interpreted and enforced in accordance with the laws of the State of Utah. The parties consent and agree to the exclusive jurisdiction and venue of the federal and state courts in the State of Utah for all litigation brought with respect to this Agreement. This Agreement may be executed by facsimile signature in one or more counterparts, all of which, when taken together, shall constitute one agreement.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed effective as of the date first above written.

THE COMPANY

MONROC, INC.

By:
     ----------------------------
     L. William Rands
Its: Vice President - Finance

THE WARRANT HOLDER

BCCP I, L.P.

By:  BUILDING AND CONSTRUCTION CAPITAL PARTNERS, L.P.
Its: General Partner

By:  RICHARD C. BLUM & ASSOCIATES, L.P.
Its: General Partner

By:  Richard C. Blum & Associates, Inc.
Its: General Partner

By:
     -------------------------------
     Marc T. Scholvinck
Its: Managing Director and Chief Financial Officer